Exhibit 99.1

Announcement

Thursday, 3 April 2025	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

SUSTAINABILITY BRIEFING 2025 – MEETING ENERGY DEMAND SUSTAINABLY

Woodside CEO Meg O’Neill will brief investors on Woodside’s sustainability strategy and performance today at 09:30 AEDT / 06:30 AWST (17:30 CDT on Wednesday, 2 April 2025). Woodside’s Sustainability Report (released as part of the Annual Report), 2024 Climate Update and sustainability disclosures were released on 25 February 2025.

A live webcast of the briefing will be available at https://webcast.openbriefing.com/wds-mu-2025/ and a presentation is attached.

Ms O’Neill said the briefing continues Woodside’s structured program to engage with investors and incorporate their feedback in the company’s approach to climate and other sustainability topics.

She said strong sustainability performance was a key pillar of Woodside’s business strategy and an important driver of long-term shareholder value.

“As we position Woodside to capitalise on growing global demand for LNG and other energy products, we know our investors want to understand how we combine this growth and value with strong sustainability performance.

“Against a backdrop of market and geopolitical uncertainty, and given the complexity of the energy transition, it is more important than ever that investors can rely on us to do what we say.

“We are responding on climate change, being on track to meet our net equity Scope 1 and 2 emissions reduction targets and making material progress towards our Scope 3 investment and abatement targets. We are also demonstrating strong performance across a range of other environmental, social and governance areas.

“This adds to Woodside’s strong investment case as a reliable, responsible energy provider focused on sustaining shareholder value through the energy transition.”

INVESTORS Marcela Louzada M: +61 456 994 243 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding future production, emissions performance, performance against investment and abatement targets, production rates, cashflow, capital expenditure, transactions (including statements concerning the timing and completion of the transaction, the expected benefits of transactions, the timing of transactions, transaction partners and other future arrangements between Woodside and others), the timing of completion of Woodside’s projects, the financial performance of Woodside’s projects and expectations and guidance regarding production, capital and exploration expenditure, gas hub exposure and future results of projects. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions, are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.

Other important information

All references to dollars, cents or $ in this announcement are to US currency, unless otherwise stated. References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).

INVESTOR BRIEFING: APRIL 2025 Meeting energy demand sustainably

Disclaimer, important notes and assumptions • The purpose of this presentation is to enable readers to obtain a high-level understanding of Woodside’s climate • This presentation has been prepared without reference to the investment objectives, financial and taxation situation or strategy and the progress it has made in 2024 towards achieving its plans, strategies, objectives, targets and particular needs of any Woodside shareholder or any other person. The information contained in this presentation aspirations. does not constitute, and should not be taken as, financial product or investment advice. Woodside encourages you to seek independent legal, financial, taxation and other professional advice before making any investment decision. • This presentation contains extracts of some of the key climate strategy and 2024 progress information from Woodside's Climate Transition Action Plan and 2023 Progress Report (CTAP), Woodside's 2024 Climate Update and • This presentation and the information contained herein may not be taken or transmitted, in, into or from and may not section 3.8.5 of Woodside’s 2024 Annual Report. be copied, forwarded, distributed or transmitted in or into any jurisdiction in which such release, publication or distribution would be unlawful. The release, presentation, publication or distribution of this presentation, in whole or in • It also includes extracts of broader market analysis relating to the potential demand for Woodside’s products and part, in certain jurisdictions may be restricted by law or regulation, and persons into whose possession this services and other information. presentation comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of the relevant jurisdiction. Woodside does not accept liability • This presentation does not contain all of the underlying context and detail that is included in the full CTAP, 2024 to any person in relation to the distribution or possession of this document in or from any such jurisdiction. Climate Update or section 3.8.5 of Woodside’s 2024 Annual Report. This presentation should be read in conjunction with the CTAP, 2024 Climate Update and section 3.8.5 of Woodside’s 2024 Annual Report which includes more Forward-looking statements fulsome explanation of the underpinning assumptions, uncertainties, and context relevant to the information in this presentation. • This presentation contains forward looking statements with respect to Woodside’s business and operations and market conditions, including, for example, but not limited to, statements regarding development, completion and Information execution of Woodside’s projects, operating activities, new energy products, expectations and plans for production capacity and investments in, and development of, renewables and new energy projects, and expectations regarding • This presentation has been prepared by Woodside Energy Group Ltd (“Woodside”). the achievement of Woodside’s net equity Scope 1 and 2 greenhouse gas emissions targets and aspiration, emissions intensity performance or Woodside’s Scope 3 targets; and the performance or future position of Woodside’s balance • All information included in this presentation, including any forward-looking statements, reflects Woodside’s views held sheet, dividends, shareholder outcomes, offtake arrangements, safety outcomes, and decarbonisation, abatement or as at the date of this presentation and, except as required by applicable law, neither Woodside, its related bodies sustainability initiatives. corporate, nor any of their respective officers, directors, employees, advisers or representatives (“Beneficiaries”) intends to, undertakes to, or assumes any obligation to, provide any additional information or update or revise any • Statements that describe the objectives, plans, goals or expectations of Woodside are forward looking statements. information or forward-looking statements in this presentation after the date of this presentation, either to make them • Forward looking statements in this presentation are not guidance, forecasts, guarantees or predictions of future conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or events or performance. No representation or warranty, express or implied, is given as to the accuracy, completeness otherwise. or correctness, likelihood of achievement or reasonableness of any forward looking information in this document. Readers should not place undue reliance on any forward looking statements contained in this document, particularly • This presentation may contain industry, market and competitive position data that is based on industry publications in light of the long time horizon this document discusses and inherent uncertainty in policy, market and technological and studies conducted by third parties as well as Woodside’s internal estimates and research. While Woodside believes developments in the future. that each of these publications and third-party studies is reliable and has been prepared by a reputable source, Woodside has not independently verified the market and industry data obtained from these third-party sources and • Forward looking information in this presentation may be affected by variables and changes in underlying assumptions which could cause actual results to differ materially from those expressed in this document. In addition to the risks cannot guarantee the accuracy or completeness of such data. Accordingly, undue reliance should not be placed on any referenced above these include price fluctuations, actual demand, currency fluctuations, drilling and production of the industry, market and competitive position data contained in this presentation. results, reserve estimates, loss of market, industry competition, environmental risks, transition risks, physical risks, legislative, policy, fiscal and regulatory developments, changes in accounting standards, economic and financial • To the maximum extent permitted by law, neither Woodside, its related bodies corporate, nor any of their respective market conditions in various countries and regions, political risks, abatement able to be delivered through Beneficiaries, assume any liability (including liability for equitable, statutory or other damages) in connection with, any engineering or operational changes, project delay or advancement, approvals and cost estimates. Some matters are responsibility for, or make any representation or warranty (express or implied) as to, the fairness, currency, accuracy, subject to approval of joint venture participants. adequacy, reliability or completeness of the information or any opinions expressed in this presentation or the reasonableness of any underlying assumptions. • Targets, aspirations and opportunities described in this presentation may also change materially if Woodside changes its strategic aim set out in the 2024 Annual Report and the CTAP. No offer or advice • Woodside does not undertake to provide ongoing market updates on forward looking information, including plans to • This presentation is not intended to and does not constitute, form part of, or contain an offer or invitation to sell to achieve strategic aims or targets, or on performance against its plans or targets, except to the extent it has a legal Woodside shareholders (or any other person), or a solicitation of an offer from Woodside shareholders (or any other obligation to do so. Past performance is not a guide to future performance. person), or a solicitation of any vote or approval from Woodside shareholders (or any other person) in any jurisdiction. 2

Disclaimer, important notes and assumptions (continued) Climate strategy and emissions data • All greenhouse gas emissions data in this presentation are estimates, due to the inherent uncertainty and limitations in measuring or quantifying greenhouse gas emissions, and our methodologies for measuring or quantifying greenhouse gas emissions may evolve as best practices continue to develop and data quality and quantity continue to improve. • Woodside “greenhouse gas” or “emissions” information reported are net equity Scope 1 greenhouse gas emissions, Scope 2 greenhouse gas emissions, and/or Scope 3 greenhouse gas emissions, unless otherwise stated. • For more information on Woodside's climate strategy and performance, including further details regarding Woodside's targets, aspirations and goals and the underlying methodology, judgements, assumptions and contingencies, refer to Woodside's Climate Transition Action Plan 2023 (CTAP) available on the Woodside website at https://www.woodside.com/sustainability/climate-change and section 3.8.5 of Woodside’s 2024 Annual Report . The glossary, footnotes and endnotes to this presentation provide clarification regarding the use of terms such as lower- carbon under Woodside's climate strategy. A full glossary of terms used in connection with Woodside's climate strategy is contained in the CTAP. Other important information • All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated. • References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires). • This presentation does not include any express or implied prices at which Woodside will buy or sell financial products. • A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. 3

Agenda Marcela Louzada, Welcome Vice President Investor Relations Richard Goyder AO, Message from Chair Chair of the Board Meg O’Neill, CEO presentation CEO & Managing Director Meg O’Neill & Q&A Marcela Louzada 4

Video Message from Chair Richard Goyder AO, Chair of the Board 5 5

STRATEGY AND OUTLOOK | CLIMATE | HEALTH, SAFETY AND WELLBEING | FIRST NATIONS CULTURAL HERITAGE & ENGAGEMENT | ENVIRONMENT AND BIODIVERSITY

Executing our strategy, delivering on commitments

Providing energy

- High-quality assets and world-class reliability driving record annual production
- Safe execution of major growth projects
- Growing energy demand (global GDP to almost double by 2050) supports portfolio growth[1]

Creating and returning value

- Strong balance sheet supporting dividends during investment period
- Fully franked dividends at the top of the target payout range
- Disciplined and clear capital allocation driving long-term shareholder value

Conducting our business sustainably

- Focus on safety and environmental, social and governance performance
- Delivering on net equity Scope 1 and 2 emissions targets
- Material progress towards Scope 3 investment and abatement targets

All footnotes on this page will be displayed on page 28 as endnotes

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STRATEGY AND OUTLOOK | CLIMATE | HEALTH, SAFETY AND WELLBEING | FIRST NATIONS CULTURAL HERITAGE & ENGAGEMENT | ENVIRONMENT AND BIODIVERSITY

Providing energy to help people lead better lives

Number of people lacking access to electricity remains high, estimated ~685 million people (2024 IEA report)[2]


Electricity demand
per 10 people
Light passenger vehicles
per 10 people
United States
China
India
= 10 MWh (annual)
= 1 car

As countries' standards of living improve, energy use per capita and total energy demand is expected to increase


Energy consumption per capita, 2022 (MMbtu)[3]
200
150
100
50
0
Developed nations
China
India
SE Asia
African nations
~1 billion people
~5.6 billion people

All footnotes on this page will be displayed on page 28 as endnotes

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Woodside Energy

SSTTR RA AT TE EG GY Y A AN ND D O OU UT TLLO OO OK K CLIMATE HEALTH, SAFETY AND WELLBEING FIRST NATIONS CULTURAL HERITAGE & ENGAGEMENT ENVIRONMENT AND BIODIVERSITY LNG can support renewables and displace higher-emissions coal Coal demand is continuing to grow in the Asia Pacific region, driving global emissions growth LNG allows customers to achieve energy security while reducing overall emissions 4 6 Global coal consumption 1965-2023 [EJ] Asia Pacific energy consumption 2023 [EJ] All footnotes on this page will be displayed on page 28 as endnotes 8

SSTTR RA AT TE EG GY Y A AN ND D O OU UT TLLO OO OK K CLIMATE HEALTH, SAFETY AND WELLBEING FIRST NATIONS CULTURAL HERITAGE & ENGAGEMENT ENVIRONMENT AND BIODIVERSITY Customers committing long term to Woodside’s LNG Scarborough reservoir <0.1% CO 2 combined with processing design efficiencies Scarborough is one of the most cost-competitive LNG projects for delivery to Japan Asian buyers have committed to more than 24 million tonnes of Woodside LNG since early 2024 All footnotes on this page will be displayed on page 28 as endnotes 9

STRATEGY AND OUTLOOK | CLIMATE | HEALTH, SAFETY AND WELLBEING | FIRST NATIONS CULTURAL HERITAGE & ENGAGEMENT | ENVIRONMENT AND BIODIVERSITY

Demonstrating action on material sustainability issues

	2024 Focus Areas	2024 Outcomes
Climate	• Reduce our net equity Scope 1 and 2 GHG emissions • Invest in products and services for the energy transition	• 14% below our starting base[13] • $2.5 billion investment in new energy opportunities, with potential for 1.6 Mtpa CO_2-e abatement[14,15]
Health, safety and wellbeing	• Improve personal safety and wellbeing outcomes • Improve process safety outcomes	• No permanent injuries or Tier 1 process safety events recorded in 2024[16] • Field Leadership Program development and roll out
First Nations cultural heritage and engagement	• Deliver Reconciliation Action Plan in Australia • First Nations and cultural heritage requirements in areas of operation	• Delivery of economic participation through major projects • Support for cultural heritage initiatives and research
Environment and biodiversity	• Innovation and technology for better environmental management outcomes • Positive biodiversity outcomes in regions of operation	• Continued investment in environmental science and technology partnerships • No net deforestation, restoration of natural habitats[17]

All footnotes on this page will be displayed on page 28 as endnotes

10 Woodside Energy

STRATEGY AND OUTLOOK C CL LIIM MA A TT EE HEALTH, SAFETY AND WELLBEING FIRST NATIONS CULTURAL HERITAGE & ENGAGEMENT ENVIRONMENT AND BIODIVERSITY A climate strategy for all shareholders All footnotes on this page will be displayed on page 28 as endnotes 11

STRATEGY AND OUTLOOK C CL LIIM MA A TT EE HEALTH, SAFETY AND WELLBEING FIRST NATIONS CULTURAL HERITAGE & ENGAGEMENT ENVIRONMENT AND BIODIVERSITY Woodside emissions intensity is lower than industry benchmarks Scope 1 and 2 GHG Scope 1, 2 and 3 GHG emissions 25 26 emissions intensity life cycle intensity 45 75 benchmark benchmark 40 70 35 65 30 60 25 55 20 50 2024 2024 Net intensity Net intensity Carbon credits retired • Strong performance at facilities due to operational • Better GHG emissions life cycle intensity performance than performance, resource quality and asset decarbonisation industry benchmark due to higher weighting of natural gas in our portfolio All footnotes on this page will be displayed on page 28 as endnotes 12 kg CO -e / boe production 2 g CO -e/MJ 2

STRATEGY AND OUTLOOK C CL LIIM MA A TT EE HEALTH, SAFETY AND WELLBEING FIRST NATIONS CULTURAL HERITAGE & ENGAGEMENT ENVIRONMENT AND BIODIVERSITY Asset decarbonisation progressing, future opportunities identified 13 All footnotes on this page will be displayed on page 28 as endnotes

STRATEGY AND OUTLOOK C CL LIIM MA A TT EE HEALTH, SAFETY AND WELLBEING FIRST NATIONS CULTURAL HERITAGE & ENGAGEMENT ENVIRONMENT AND BIODIVERSITY Creating value and delivering on our Scope 3 targets  30 31 $2.5billion 1.6Mtpa investment in new of potential CO -e 2 energy and lower- customer emissions carbon services abatement Strategic, responsible diversification of our portfolio aligned with customer needs and capital allocation framework Focused on delivery of Beaumont New Ammonia – targeting first production from H2 2025 Strong and immediate cashflow generation at current ammonia pricing Beaumont New Ammonia Project under construction All footnotes on this page will be displayed on page 28 as endnotes 14

STRATEGY AND OUTLOOK C CL LIIM MA A TT EE HEALTH, SAFETY AND WELLBEING FIRST NATIONS CULTURAL HERITAGE & ENGAGEMENT ENVIRONMENT AND BIODIVERSITY Video Beaumont New Ammonia Daniel Kalms, EVP and Chief Operating Officer International 15

STRATEGY AND OUTLOOK | CLIMATE | HEALTH, SAFETY AND WELLBEING | FIRST NATIONS CULTURAL HERITAGE & ENGAGEMENT | ENVIRONMENT AND BIODIVERSITY

Commitment to safety excellence drives performance

Relentless focus on systematically improving safety performance

Consistent policies and requirements; a common safety culture across a growing portfolio

Global Wellbeing Framework to cultivate a positive work environment

Focus on technology to improve performance and put additional barriers between our people and hazards

Protecting our people

SYSTEMS

Simple systems and tools

Lead and lag indicators

Risk management

HABITS

Leadership

Learning

Aspiration

INNOVATION

Best practice and collaboration

Data and AI

Technology

PRACTICES

Capability and capacity

H&S focused design, maintenance and operations

Verification

Managing risks and opportunities

16 Woodside Energy

STRATEGY AND OUTLOOK | CLIMATE | HEALTH, SAFETY AND WELLBEING | FIRST NATIONS CULTURAL HERITAGE & ENGAGEMENT | ENVIRONMENT AND BIODIVERSITY

Consistent safety focus in operations and projects

More than 23 million exposure hours worked globally in 2024

No permanent injuries or Tier 1 process safety events recorded[32]

Field leadership program building safety leadership at all levels - rolled out to more than 1200 staff

Safe delivery of Sangomar Project and Pluto Train 2 modules program



All footnotes on this page will be displayed on page 28 as endnotes

17 Woodside Energy

STRATEGY AND OUTLOOK | CLIMATE | HEALTH, SAFETY AND WELLBEING | FIRST NATIONS CULTURAL HERITAGE & ENGAGEMENT | ENVIRONMENT AND BIODIVERSITY

Video



Sangomar safety

Paul Sullivan,
Vice President Sangomar

18 Woodside Energy

STRATEGY AND OUTLOOK | CLIMATE | HEALTH, SAFETY AND WELLBEING | FIRST NATIONS CULTURAL HERITAGE & ENGAGEMENT | ENVIRONMENT AND BIODIVERSITY

Respectful partnerships, meaningful engagement

Established track record of partnering with First Nations communities in culturally significant areas

Strategic approach focused on areas of potential impact and opportunities for positive outcomes

Engagement through representative bodies with cultural authority, guided by First Nations communities on their preferred methods of consultation

Focus on economic participation through our business activities and major projects


Consultation and engagement
Cultural heritage management
Positive social and economic outcomes
Reconciliation

19

STRATEGY AND OUTLOOK | CLIMATE | HEALTH, SAFETY AND WELLBEING | FIRST NATIONS CULTURAL HERITAGE & ENGAGEMENT | ENVIRONMENT AND BIODIVERSITY

Tangible actions delivering outcomes

Awarded Woodside's largest ever Traditional Owner construction contract (Pluto Train 1 modifications)

Effective consultations with 18 First Nations groups to support Scarborough environment plans

Established Woodside First Nations Advisory Group

Support for cultural heritage initiatives and research; Murujuga World Heritage Listing



20 Woodside Energy

STRATEGY AND OUTLOOK
CLIMATE
HEALTH, SAFETY AND WELLBEING
FIRST NATIONS CULTURAL HERITAGE & ENGAGEMENT
ENVIRONMENT AND BIODIVERSITY

Video



Murujuga cultural heritage management

Sharon Reynolds,
Head of First Nations and Human Rights

21
Woodside Energy

STRATEGY AND OUTLOOK | CLIMATE | HEALTH, SAFETY AND WELLBEING | FIRST NATIONS CULTURAL HERITAGE & ENGAGEMENT | ENVIRONMENT AND BIODIVERSITY

Robust environmental management approach

Established track record of operating in sensitive marine and onshore environments

Systematic approach to manage potential impacts and risks in a consistent way across global portfolio

Strong focus on hydrocarbon spill preparedness and response, approach based on international best practice

Continued investment in science, partnering with government-funded research organisations to underpin approach

Focus on most significant risks

- **Emissions and air quality**
- **Water management**
- **Discharge and waste management**
- **Biodiversity and protected areas**

Underpinned by credible science

22 Woodside Energy

STRATEGY AND OUTLOOK | CLIMATE | HEALTH, SAFETY AND WELLBEING | FIRST NATIONS CULTURAL HERITAGE & ENGAGEMENT | ENVIRONMENT AND BIODIVERSITY

Strong environmental performance

No hydrocarbon spills exceeding moderate impact threshold in 2024

No penalties for non-compliance with environmental regulations in 2024

No net deforestation across Woodside's global operations[33]

Restoration of natural habitats to support positive biodiversity outcomes



23 Woodside Energy

STRATEGY AND OUTLOOK CLIMATE HEALTH, SAFETY AND WELLBEING FIRST NATIONS CULTURAL HERITAGE & ENGAGEMENT EN EN VV IR IR OO N N M M EE N NT T A AN ND D B BIIO OD DI IV VE ER RS SIITTYY Video Woodside whale research Dr Luke Smith, Head of Biodiversity and Science 24

Delivering long-term value for communities and economies



Major economic contribution

Local Content

$7.9 billion
spent on goods and services globally in 2024

Employment

>4400 jobs
for Senegalese people during Sangomar construction phase

Tax Payments

>A$22 billion
paid in taxes, royalties and levies to Australian governments since 2011

Employment

>1600 jobs
generated in WA on Pluto Train 2 construction in 2024

Significant community investment

Social Contribution

>A$300 million
invested by NWS JV partners in social and community infrastructure

Local Contribution

A$115 million
committed to WA community investment since 2022

25 Woodside Energy

Executing our strategy, delivering on commitments • High-quality assets and world-class reliability driving record annual production • Safe execution of major growth projects Providing energy • Growing energy demand (global GDP to almost double by 2050) supports 34 portfolio growth • Strong balance sheet supporting dividends during investment period Creating and • Fully franked dividends at the top of the target payout range returning value • Disciplined and clear capital allocation driving long-term shareholder value • Focus on safety and environmental, social and governance performance Conducting our business • Delivering on net equity Scope 1 and 2 emissions targets sustainably • Material progress towards Scope 3 investment and abatement targets A 26 ll footnotes on this page will be displayed on page 28 as endnotes 26

INVESTOR BRIEFING: APRIL 2025 Q&A

Endnotes

1. UN World Population Prospects 2024.
2. Tracking SDG 7: The Energy Progress Report 2024.
3. Energy Institute: Statistical Review of World Energy (2024).
4. Energy Institute: Statistical Review of World Energy (2024).
5. International Energy Agency (2024): CO2 Emissions in 2023.
6. Energy Institute: Statistical Review of World Energy (2024).
7. Woodside's 2023 Climate Transition Action Plan and Progress Report, page 49. https://www.woodside.com/docs/default-source/investordocuments/major-reports-(static-pdfs)/ctap2023/climate-transition-action-plan-and-2023-progress-report.pdf?sfvrsn=d6f6eed4_11
8. See announcement titled "Woodside and JERA sign agreement for long-term LNG supply". https://www.woodside.com/docs/default-source/media-releases/woodside-and-jera-sign-agreement-for-long-term-lng-supply.pdf?sfvrsn=1e6b022f_1
9. See announcement titled "Woodside and CPC sign agreement for long-term LNG supply". https://www.woodside.com/docs/default-source/about-us-documents/woodside-and-cpc-sign-agreement-for-long-term-lng-supply.pdf?sfvrsn=667cd731_1
10. See announcement titled "Woodside and Kogas sign agreement for long-term LNG supply". woodside-and-kogas-sign-agreement-for-long-term-lng-supply.pdf
11. See announcement titled "Woodside and Uniper sign agreement for LNG supply to Europe". Woodside and Uniper sign new LNG agreement
12. See announcement titled "Woodside and China Resources agree long-term LNG supply". Woodside and China Resources agree long-term LNG supply
13. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.
14. Cumulative spend against the investment target at the end of 2024 includes 80% of the total $2,350 million for the Beaumont New Ammonia Project acquisition. The remaining 20% will be paid at Project completion.
15. Scope 3 emissions abatement capacity of 1.6 Mtpa CO2 -e assumes supply of carbon abated hydrogen and CCS operational for phase 1 of the Beaumont New Ammonia Project . Woodside has made the assumption to estimate the avoided emissions through the displacement of conventional marine fuel. Actual displaced emissions may differ based on actual use case.
16. The tragic death of an OCI contractor employee at the Beaumont New Ammonia site is not included in the Woodside statistics due to the applicable contractual arrangements.
17. Woodside's Environment and Biodiversity Policy outlines our deforestation principles and definition of a forest
18. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.
19. This means net equity for the 12-month period ending 31 December 2025 are targeted to be 15% lower than the starting base.
20. This means net equity emissions for the 12-month period ending 31 December 2030 are targeted to be 30% lower than starting base.
21. Scope 3 targets are subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third party activities (which may or may not proceed). Individual investment decisions are subject to Woodside's investment targets. Not guidance. Potentially includes both organic and inorganic investment.
22. Scope 3 targets are subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third party activities (which may or may not proceed). Individual investment decisions are subject to Woodside's investment targets. Not guidance. Potentially includes both organic and inorganic investment.
23. Includes pre-RFSU spend on new energy products and lower-carbon services that can help our customers decarbonise by using these products and services. It is not used to fund reductions of Woodside's net equity Scope 1 and 2 greenhouse gas emissions which are managed separately through asset decarbonisation plans.
24. Includes binding and non-binding opportunities in the portfolio, subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third-party activities (which may or may not proceed). Individual investment decisions are subject to Woodside's investment targets. Not guidance.
25. Gross equity basis. Woodside analysis, based on Woodside Scope 1 and 2 greenhouse gas emissions data for 2024 relative to a comparable portfolio of upstream oil, upstream natural gas and LNG liquefaction assets, based on the average emissions intensity of these project categories reported in Table 3.1 of IEA's "The Oil and Gas Industry in Net Zero Transitions" (November 2023).
26. Woodside analysis, based on Woodside Scope 1, 2 and 3 emissions data for 2024 relative to the Transition Pathway Initiative oil and gas sector mean reported in their assessment Woodside on 9 June 2024. https://www.transitionpathwayinitiative.org/companies/woodside-petroleum.
27. Quantification of emissions reductions associated with the continuation of existing performance is inherently uncertain. However, it is possible to provide an estimate by comparison to a benchmark of a comparable portfolio of upstream oil, upstream natural gas and LNG liquefaction assets with a similar product mix to Woodside's forecast production between 2025 and 2050. The industry average emissions reported in Table 3.1 of IEA's "The Oil and Gas Industry in Net Zero Transitions" (November 2023) has been applied to Woodside's forecast production between 2025 to 2050 to determine the benchmark performance used to estimate the emissions reduction. Woodside's LNG projects, inclusive of upstream and liquefaction facilities, have been benchmarked based on the industry average LNG liquefaction emissions intensity stated by the IEA. This is a conservative approach as does not include the average industry emissions associated with upstream production from these facilities.
28. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO2 -e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.
29. This includes Scarborough, Trion and Beaumont New Ammonia Project as well as producing assets. Emissions and abatement opportunities at future investments can be added when a FID is taken and design is complete.
30. Cumulative spend against the investment target at the end of 2024 includes 80% of the total $2,350 million for the Beaumont New Ammonia Project acquisition. The remaining 20% will be paid at Project completion.
31. Scope 3 emissions abatement capacity of 1.6 Mtpa CO2 -e assumes supply of carbon abated hydrogen and CCS operational for phase of the Beaumont New Ammonia Project . Woodside has made the assumption to estimate the avoided emissions through the displacement of conventional marine fuel. Actual displaced emissions may differ based on actual use case.
32. The tragic death of an OCI contractor employee at the Beaumont New Ammonia site is not included in the Woodside statistics due to the applicable contractual arrangements.
33. Woodside's Environment and Biodiversity Policy outlines our deforestation principles and definition of a forest.
34. UN World Population Prospects 2024.

28 Woodside Energy

Glossary

Abate/Abatement
Avoidance, reduction or removal of an amount of carbon dioxide or equivalent.

Aspiration
Woodside uses this term to describe an aspiration to seek the achievement of an outcome but where achievement of the outcome is subject to material uncertainties and contingencies such that Woodside considers there is not yet a suitable defined plan or pathway to achieve that outcome.

Biodiversity
Biological diversity means the variability among living organisms from all sources including, inter alia, terrestrial, marine and other aquatic ecosystems and the ecological complexes of which they are a part, thus including species within species.

Carbon credit
A tradable financial instrument that is issued by a carbon-crediting program. A carbon credit represents a greenhouse gas emission reduction to, or removal from, the atmosphere equivalent to 1 t/CO2-e, calculated as the difference in emissions from a baseline scenario to a project scenario. Carbon credits are uniquely serialised, issued, tracked and retired or administratively cancelled by means of an electronic registry operated by an administrative body, such as a carbon-crediting program.

CCS
Carbon capture and storage.

CCUS
Carbon capture utilisation and storage.

CO2-e
CO2 equivalent. The universal unit of measurement to indicate the global warming potential of each of the seven greenhouse gases, expressed in terms of the global warming potential of one unit of carbon dioxide. It is used to evaluate releasing (or avoiding releasing) any greenhouse gas against a common basis.

Decarbonisation
Woodside uses this term to describe activities or pathways that have the effect of moving towards a state that is lower-carbon, as defined in this glossary.

Emissions
Emissions refers to emissions of greenhouse gases unless otherwise stated.

Equity greenhouse gas emissions
Woodside sets its Scope 1 and 2 greenhouse gas emissions reduction targets on an equity basis. This ensures that the scope of its emissions reduction targets is aligned with its economic interest in its investments. Equity emissions reflect the greenhouse gas emissions from operations according to Woodside's share of equity in the operation. Its equity share of an operation reflects its economic interest in the operation, which is the extent of rights it has to the risks and rewards flowing from the operation.

FID
Final investment decision.

Flaring
The controlled burning of gas found in oil and gas reservoirs.

GHG or Greenhouse gas
The seven greenhouse gases listed in the Kyoto Protocol are: carbon dioxide (CO2); methane (CH4); nitrous oxide (N20); hydrofluorocarbons (HFCs); nitrogen trifluoride (NF3); perfluorocarbons (PFCs); and sulphur hexafluoride (SF6).50

Goal
Woodside uses this term to broadly encompass its targets and aspirations.

Gulf of Mexico
"Gulf of Mexico" refers to the US Continental Shelf area bounded on the northeast, north, and northwest by the States of Texas, Louisiana, Mississippi, Alabama and Florida and extending to the seaward boundary with Mexico and Cuba.

LNG
Liquefied natural gas.

Lower-carbon
Woodside uses this term to describe the characteristic of having lower levels of associated potential GHG emissions when compared to historical and/or current conventions or analogues, for example relating to an otherwise similar resource, process, production facility, product or service, or activity. When applied to Woodside's strategy, please see the definition of lower-carbon portfolio.

Lower-carbon ammonia
Lower-carbon ammonia is characterised here by the use of hydrogen with emissions abated by carbon, capture, and storage (CCS), with an expected ammonia lifecycle (Scope 1, 2 and 3) carbon emissions intensity of 0.8 tCO2/tNH3 (based on contracted intensity threshold with Linde) relative to unabated ammonia with a lifecycle (Scope 1, 2 and 3) carbon emissions intensity of 2.3 tCO2/tNH3 (Hydrogen Europe, 2023).

Lower-carbon portfolio
For Woodside, a lower-carbon portfolio is one from which the net equity Scope 1 and 2 greenhouse gas emissions, which includes the use of offsets, are being reduced towards targets, and into which new energy products and lower-carbon services are planned to be introduced as a complement to existing and new investments in oil and gas. Our Climate Policy sets out the principles that we believe will assist us achieve this aim.

Lower-carbon services
Woodside uses this term to describe technologies, such as CCUS or offsets that could be used by customers to reduce their net greenhouse gas emissions.

MMBtu
Million british thermal units.

Net equity greenhouse gas emissions
Woodside's equity share of net greenhouse gas emissions which includes the utilisation of carbon credits as offsets.

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Glossary (continued)

Net greenhouse gas emissions
Woodside has set its Scope 1 and 2 greenhouse gas emissions reduction targets on a net basis, allowing for both direct emissions reductions from its operations and emissions reduction achieved from the utilisation of carbon credits as offsets (including credits relating to avoidance, reduction and / or removal activities). Net greenhouse gas emissions are equal to an entity's gross greenhouse gas emissions reduced by the number of retired carbon credits.

Net zero
Net zero emissions are achieved when anthropogenic emissions of greenhouse gases to the atmosphere are balanced by anthropogenic removals over a specified period. Where multiple greenhouse gases are involved, the quantification of net zero emissions depends on the climate metric chosen to compare emissions of different gases (such as global warming potential, global temperature change potential, and others, as well as the chosen time horizon).

New energy
Woodside uses this term to describe energy technologies, such as hydrogen or ammonia, that are emerging in scale but which are expected to grow during the energy transition due to having lower greenhouse gas emissions at the point of use than conventional fossil fuels.

Offsets
The compensation for an entity's greenhouse gas emissions within its scope by achieving an equivalent amount of emission reductions or removals outside the boundary or value chain of that entity.

Renewables
Include modern bioenergy, geothermal, hydropower, solar photovoltaics, concentrating solar power, wind, marine (tide and wave) energy, and renewable waste.

RFSU
Ready for startup.

Scope 1 GHG emissions
Direct GHG emissions. These occur from sources that are owned or controlled by the company, for example, emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc.; emissions from chemical production in owned or controlled process equipment. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian National Greenhouse and Energy Reporting (NGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist.

Scope 2 GHG emissions
Electricity indirect GHG emissions. Scope 2 accounts for GHG emissions from the generation of purchased electricity consumed by the company. Purchased electricity is defined as electricity that is purchased or otherwise brought into the organisational boundary of the company. Scope 2 emissions physically occur at the facility where electricity is generated. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian National Greenhouse and Energy Reporting (NGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist.

Scope 3 GHG emissions
Other indirect GHG emissions. Scope 3 is a reporting category that allows for the treatment of all other indirect emissions. Scope 3 emissions are a consequence of the activities of the company, but occur from sources not owned or controlled by the company.

Some examples of Scope 3 activities are extraction and production of purchased materials; transportation of purchased fuels; and use of sold products and services. Please refer to the data table on page 73 of the Climate Action Transition Plan and 2023 Progress Report for further information on the Scope 3 emissions categories reported by Woodside.

Starting base
Woodside uses a starting base of 6.32 Mt CO2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.

Sustainability (including sustainable and sustainably)

References to sustainability (including sustainable and sustainably) are used with reference to Woodside's Sustainability Committee and sustainability-related Board policies, as well as in the context of Woodside's aim to ensure its business is sustainable from a long-term perspective, considering a range of factors including economic (including being able to sustain our business in the long-term by being low-cost and profitable), environmental (including considering our environmental impact and striving for a lower-carbon portfolio), social (including supporting our licence to operate), and regulatory (including ongoing compliance with relevant legal obligations). Use of the terms 'sustainability', 'sustainable' and 'sustainably' is not intended to imply that Woodside will have no adverse impact on the economy, environment, or society, or that Woodside will achieve any particular economic, environmental, or social outcomes

Target
Woodside uses this term to describe an intention to seek the achievement of an outcome, where Woodside considers that it has developed a suitably defined plan or pathway to achieve that outcome.

$, USD, US$
US dollars

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